(Translation)

April 28, 2026

Company name:	Toyota Motor Corporation
Name of representative:	Yoichi Miyazaki, Executive Vice President
(Securities code: 7203; Prime Market of the Tokyo Stock Exchange and Premier Market of the Nagoya Stock Exchange)
Inquiries:	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div.
Tel: +81-(0)###-##-####)

Notice Concerning Results of Tender Offer for Own Shares and

Completion of Repurchase and Retirement of Treasury Shares

Toyota Motor Corporation (the “Company”) resolved to conduct a share repurchase, and a tender offer as the specific method for such repurchase (the “Tender Offer for Own Shares”), pursuant to Article 156, Paragraph 1 of the Companies Act (Act No. 86 of 2005, as amended; the “Companies Act”) as applied by replacing certain terms under Article 165, Paragraph 3 of the Companies Act, and the provisions of the Company’s Articles of Incorporation, by way of a written resolution dated March 30, 2026 in lieu of a resolution of the board of directors pursuant to Article 370 of the Companies Act and the provisions of the Company’s Articles of Incorporation, and conducted the Tender Offer for Own Shares from March 31, 2026. The Company hereby announces that the Tender Offer for Own Shares has been completed as of April 27, 2026 as described below. The repurchase of shares pursuant to the written resolution dated March 30, 2026, in lieu of a resolution of the board of directors, has been completed.

In addition, by way of a written resolution dated June 3, 2025 in lieu of a resolution of the board of directors pursuant to Article 370 of the Companies Act and the provisions of the Company’s Articles of Incorporation, the Company decided to retire its treasury shares pursuant to Article 178 of the Companies Act. It was previously announced that the retirement was scheduled to be conducted on the last day of the quarter during which the settlement of the Tender Offer for Own Shares would be completed (and if such last day is not a bank business day, the immediately preceding bank business day). As the settlement date for the Tender Offer for Own Shares will be May 25, 2026, the Company hereby announces that the retirement date will be June 30, 2026, which is the last day of the quarter including such settlement date.

I. Results of Tender Offer for Own Shares

1.	Outline of the Tender Offer

(1)	Name and address of the tender offeror

Toyota Motor Corporation   1 Toyota-Cho, Toyota City, Aichi Prefecture

(2)	Type of listed share certificates, etc., to be purchased

Common stock

(3)	Tender offer period

(i)	Tender offer period (the “Tender Offer Period”)

From Tuesday, March 31, 2026 to Monday, April 27, 2026 (20 business days)

(ii)	Public notice of commencement of tender offer

Tuesday, March 31, 2026

(4)	Price of tender offer

3,067 yen per common share

(5)	Method of settlement

(i)	Name and address of head office of financial instruments business operator or bank that will conduct settlement of the tender offer

Nomura Securities Co., Ltd.    1-13 -1 Nihonbashi, Chuo-ku, Tokyo

(ii)	Commencement date of settlement

Monday, May 25, 2026

(iii)	Method of settlement

Upon termination of the Tender Offer Period, a written notice of purchase through the Tender Offer for Own Shares will be sent by post without delay to the address of any person who has accepted the offer for purchase or who has offered the sale of the share certificates, etc., subject to the Tender Offer for Own Shares (the “Tendering Shareholder(s)”) (or the standing proxy in the case of shareholders residing outside Japan and who do not have a tradable account with the tender offer agent (including corporate shareholders; the “Foreign Shareholders”)).

The purchase will be made in cash. The Tendering Shareholders will be able to receive the proceeds for the sale of its shares in the Tender Offer for Own Shares less the applicable withholding tax (note) through remittance or other methods designated by the Tendering Shareholders, subject to bank remittance fees, without delay on or after the commencement date of settlement.

(Note) Taxation on shares purchased through the Tender Offer for Own Shares

Shareholders should consult experts including certified tax accountants regarding any specific tax questions and make their own decisions regarding tax matters.

i.	Taxation for individual shareholders who tendered in the Tender Offer for Own Shares is as follows.

(a)	If the Tendering Shareholder is a resident of Japan or a non-resident with a permanent establishment in Japan

If the amount of proceeds to be delivered through the Tender Offer for Own Shares exceeds the value of the shares corresponding to the portion serving as the basis of such delivery, among the Company’s stated capital (i.e., if the purchase price per share exceeds the amount of the Company’s stated capital per share), the amount corresponding to such portion in excess will be deemed as dividend, and thus taxed. In addition, the amount of proceeds to be delivered through the Tender Offer for Own Shares less the amount to be deemed as dividends will be treated as income from share transfer. If there is no amount to be deemed as dividends (i.e., if the purchase price per share is equal to or less than the amount of the Company’s stated capital per share), the entire amount of the proceeds to be delivered will be treated as income from share transfer.

The amount deemed as dividend will be taxed and withheld at the tax rate of 20.315% (comprising of income tax and special income tax for reconstruction (the “Special Income Tax for Reconstruction”) pursuant to the Act on Special Measures for Securing Financial Resources Necessary to Implement Measures for Reconstruction following the Great East Japan Earthquake (Act No. 117 of 2011, as amended), which collectively account for 15.315%, and inhabitants tax, which accounts for 5%) (non-residents with a permanent establishment in Japan are not subject to the special collection of 5% inhabitants tax). However, if a shareholder falls under the category of a large shareholder (the “Large Shareholder”) under Article 4-6-2, Paragraph 38 of the Order for Enforcement of the Act on Special Measures Concerning Taxation (Cabinet Order No. 43 of 1957, as amended), an amount equivalent to 20.42% (income tax and Special Income Tax for Reconstruction only) will be withheld. In addition, if the total shareholding ratio of the Tendering Shareholder who will receive the amount to be deemed as dividend and the corporation falling under the category of a family company under the Corporation Tax Act when such Tendering Shareholder is used as the base shareholder for the judgment accounts to three-hundredth (3/100) or more of the total number of issued shares, such amount to be deemed as dividend is subject to comprehensive taxation.

The amount of income from the share transfer less the acquisition costs for such shares is, in principle, subject to separate self-assessment taxation.

When tendering shares in a tax-exempt account (the “Tax-Exempt Account”) provided in Article 37-14 (Tax Exemption on Income from Transfers of Small Amounts of Publicly-Traded Shares in a Tax-Exempt Account) of the Act on Special Measures Concerning Taxation (Act No. 26 of 1957, as amended) in the Tender Offer for Own Shares, and if the financial instruments business operator at which such Tax-Exempt Account is opened is Nomura Securities Co., Ltd., in principle, the income from the transfer of shares in the Tender Offer for Own Shares will be exempted from tax. In the case where the Tax-Exempt Account is opened at a financial instruments business operator other than Nomura Securities Co., Ltd., the handling may differ from the above.

(b)	If the Tendering Shareholder is a non-resident without any permanent establishments in Japan

The amount deemed as dividend will be taxed and withheld at the tax rate of 15.315% (income tax and Special Income Tax for Reconstruction only). Tendering Shareholders falling under the category of a Large Shareholder are subject to withholding tax at the rate of 20.42% (income tax and Special Income Tax for Reconstruction only). Income incurred from such transfer will, in principle, not be taxed.

ii.

If the amount of proceeds to be delivered to corporate shareholders through the Tender Offer for Own Shares exceeds the value of the shares corresponding to the portion serving as the basis of such delivery, among the Company’s stated capital, the amount corresponding to such portion in excess will be deemed as dividend. The portion that is deemed as dividend is, in principle, subject to withholding tax at the rate of 15.315% (income tax and Special Income Tax for Reconstruction only).

Furthermore, the amount to be deemed as dividends, which is paid by the Company to the Tendering Shareholders (limited to corporations having its head office or principal office in Japan (i.e., domestic corporations)) who directly hold more than one-third (1/3) of the total number of issued shares of the Company on the record date for the payment of such dividends, will not be subject to income tax and Special Income Tax for Reconstruction, and thus tax will not be withheld.

Foreign Shareholders who wish to receive a reduction or exemption of income tax on the amount of such deemed dividend in accordance with applicable income tax convention should submit an application form for income tax convention to the tender offer agent together with the tender offer application form.

2. Results of the Tender Offer

(1) Number of share certificates, etc. purchased

Type of share certificates, etc.	Number of shares to be purchased	Number of shares to be in excess	Number of shares tendered	Number of shares purchased
Common stock	1,192,330,920 shares	— shares	1,193,574,956 shares	1,192,330,962 shares

(2) Calculation in the event of purchase using the pro rata method

Since the total number of the share certificates, etc. tendered in the Tender Offer for Own Shares (the “Tendered Share Certificates, Etc.”) exceeded the number of shares to be purchased (1,192,330,920 shares), the Company will not purchase all or some of the excess and conduct delivery and other settlements relating to the purchase of share certificates according to the pro rata method provided in Article 27-13, Paragraph 5 of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; the “Act”) that is applied mutatis mutandis pursuant to Article 27-22-2, Paragraph 2 of the Act, and Article 21 of the Cabinet Office Order on Disclosure Required for Tender Offer for Listed Share Certificates by Issuers (Ministry of Finance Order No. 95 of 1994, as amended), as described in the public notice of commencement of tender offer and the Tender Offer Explanation Statement. (If each number of the Tendered Share Certificates, Etc. includes shares less than one unit (100 shares), the number of shares purchased as calculated using the pro rata method shall be up to each number of the Tendered Share Certificates, Etc.)

As the total sum of the number of shares purchased from each Tendering Shareholder, which is calculated by rounding the number of shares less than one unit resulting from the calculation using the pro rata method, did not reach the total number of shares to be purchased, an additional one unit of the Tendered Share Certificates, Etc. is purchased for each Tendering Shareholder (up to the number of the Tendered Share Certificates, Etc. of each Tendering Shareholder, if the additional purchase of one unit would result in exceeding the number of the Tendered Share Certificates, Etc.), starting with the Tendering Shareholder with the largest number of shares after being rounded down as a result of rounding, to the extent that the aggregate number of such shares is equal to or greater than the number of shares to be purchased.

(Reference)

Toyota Industries Corporation (“Toyota Industries”) tendered 1,192,330,920 shares of the Company’s common shares (the “Company Common Shares”) it had held (ownership percentage (note): 9.15%) in the Tender Offer for Own Shares. However, as a result of the calculation using the pro rata method described above, 1,242,720 shares (ownership percentage: 0.01%) of the Company Common Shares will remain held by Toyota Industries after completion of the Tender Offer for Own Shares. As described in the “Notice Concerning Tender Offer for Own Shares and Repurchase of Shares” announced on March 30, 2026, the Company understands that, if the number of the Tendered Share Certificates, Etc. exceeds the number of shares to be purchased, and under the pro rata method, there will be a greater-than-expected number of shares of the Company Common Shares remaining held by Toyota Industries, Toyota Fudosan Co., Ltd. intends to request Toyota Industries to, as a general policy, promptly sell such remaining shares of the Company Common Shares. However, nothing has been decided at this point.

(Note)

“Ownership percentage” means the ratio of the shares owned (rounded to two decimal places) to the number of shares (13,033,386,727 shares) obtained by deducting (i) the number of treasury shares (2,761,600,733 shares) held by the Company as of December 31, 2025 from (ii) the total number of issued shares of the Company as of December 31, 2025 (15,794,987,460 shares) as stated in the “FY2025 Third Quarter Consolidated Financial Results (IFRS)” announced by the Company on February 6, 2026.

3. Place where copy of the tender offer report is available for public inspection

Toyota Motor Corporation	1 Toyota-Cho, Toyota City, Aichi Prefecture

Tokyo Stock Exchange, Inc.	2-1 Nihonbashi Kabutocho, Chuo-ku, Tokyo

Nagoya Stock Exchange, Inc.	8- 20 Sakae 3-chome, Naka-ku, Nagoya

II. Completion of Repurchase of Shares

1. Type of shares repurchased:	Common stock of the Company

2. Total number of shares repurchased:	1,192,330,962 shares

3. Total repurchase price:	3,656,879,060,454 yen

4. Repurchase period:	From March 31, 2026 to April 27, 2026

5. Repurchase method:	Tender offer

With the completion of the Tender Offer for Own Shares, the repurchase of shares pursuant to Article 156, Paragraph 1 of the Companies Act, as applied by replacing certain terms under Article 165, Paragraph 3 of the Companies Act, and the provisions of the Company’s Articles of Incorporation, as resolved by way of a written resolution dated March 30, 2026 in lieu of a resolution of the board of directors pursuant to Article 370 of the Companies Act and the provisions of the Company’s Articles of Incorporation, has been completed.

(Reference)

1.	Repurchase of shares resolved by written resolution dated March 30, 2026, in lieu of a resolution of the board of directors

(1) Type of shares to be repurchased:	Common stock of the Company

(2) Total number of shares to be repurchased:	Up to 1,192,331,020 shares

(3) Total repurchase price:	Up to 4,341,277,243,820 yen

(4) Repurchase period:	From March 31, 2026 to June 30, 2026

2.	Cumulative number of shares repurchased in accordance with the above written resolution (as of April 28, 2026)

(1) Total number of shares repurchased:	1,192,330,962 shares

(2) Total repurchase price:	3,656,879,060,454 yen

III. Retirement of treasury shares

1. Type of shares to be retired:	Common stock of the Company

2. Number of shares to be retired:	1,200,000,000 shares (7.60% of the total number of issued shares before retirement)

3. Scheduled date of retirement:	June 30, 2026

(Reference)

Status of treasury shares held as of March 31, 2026

Total number of issued shares (excluding treasury shares):	13,033,931,974 shares

Number of treasury shares:	2,761,055,486 shares (note)

(Note) This includes treasury shares acquired as a result of demands for the purchase of shares less than one unit. The Company’s shares held by the ESOP Trust are not included.

End